Invesco Advisers, Inc. 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173

June 22, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention: Jaea Hahn

Re:	AIM International Mutual Funds (Invesco International Mutual Funds) (the “Registrant”)
File Nos. 033-44611; 811-06463
CIK No. 0000880859
Responses to Comments on Post-Effective Amendment No. 97
Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on June 8, 2020 regarding Post-Effective Amendment No. 97 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 99 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the SEC on April 23, 2020 (the “Amendment”). The Amendment was filed in connection with the repositioning of Invesco Global Responsibility Equity Fund as an index-based fund renamed “Invesco MSCI World SRI Index Fund” (the “Fund”).  For your convenience, each of your comments, as we understand them, is repeated below with the Registrant’s responses immediately following. Where disclosure was revised in connection with a comment, we confirmed that corresponding changes were made to similar disclosures throughout the Amendment.  Defined terms used below have the same meanings as in the Amendment. We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	We note the Fund is changing from an actively managed fund to an index-based fund. We have the following comments concerning these changes:
(a)
Supplementally inform the staff why the board of trustees of the Registrant (the “Board”) believes these changes are consistent with its fiduciary duties and are in the best interests of shareholders who did not vote for these changes.  Specifically:

			(i)	Explain in detail what information the Board considered and how it weighed the information in arriving at its decision.
			(ii)	Explain in detail why the Board concluded this approach was better for shareholders than other alternatives, such as liquidating the Fund or merging the Fund into an index-based fund.

(iii)
Please support your explanation of the Board’s deliberation with data; for example, if cost was a consideration, please provide cost data on making the proposed change as compared to starting a new fund with this strategy.

		(b)	Please explain why the adviser believes these changes are consistent with its fiduciary duty to the Fund.
		(c)	Has the Fund notified shareholders of this planned change? If so, please provide the staff with a copy of the notice.
		(d)	What is the composition of the Fund’s shareholder base (e.g., affiliated vs. unaffiliated; institutional vs. retail)? Please note what percentage of the Fund’s assets are held by retail investors.
(e)
Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing fund, as opposed to adding a new fund, is consistent with the text and policy of Rule 485(a) under the Securities Act of 1933 (e.g., explain why you believe this does not provide an unfair competitive advantage over other registrants that choose to add a new series under Rule 485(a), which go effective on 75 days instead of 60 days).

		(f)	Please inform the staff in your response letter what percentage of the Fund’s current portfolio needs to be repositioned as a result of these changes.
(g)
Have any shareholders contacted the Registrant, the Fund or any intermediaries about this planned transaction?  If so, describe the nature of any such communications, including whether anyone has expressed displeasure or disagreement with the planned changes or threatened legal action.

	Response:	The Registrant will consider these comments and provide responses in separate correspondence to the staff.

2.	Comment:	Please provide a completed fee table for the staff’s review at least five days before the effective date of the Amendment.

	Response:	A completed fee table and expense example for the Fund are included in Appendix A to this letter.

3.	Comment:
Please confirm supplementally that the Fund’s fee waiver/expense limitation agreement will remain in effect for no less than one year from the effective date of the Fund’s prospectus.  Also, please confirm that the adviser may not recoup any fees waived under the agreement.

Response:
The Registrant confirms that the Fund’s fee waiver/expense limitation agreement will remain in effect for no less than one year from the effective date of the Fund’s prospectus.  The Registrant also confirms that the adviser may not recoup any fees waived under the agreement.

4.	Comment:	The Fund’s portfolio turnover for the last fiscal year was 116%. Accordingly, please consider including turnover risk as a principal risk of investing in the Fund.

Response:
In accordance with the Fund’s repositioning as an index-based fund, active trading risk (i.e., turnover risk) is not anticipated to be a principal risk of investing in the Fund, as the Fund will generally only rebalance its portfolio quarterly, which will limit the impact of portfolio turnover.  While the Fund’s portfolio turnover was 116% for the previous fiscal year, that turnover percentage was based on the Fund’s prior actively managed strategy.

5.	Comment:
In the “Principal Investment Strategies” section of the prospectus, the disclosure states that the “Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities represented in the MSCI World SRI Index (the Underlying Index) and in derivatives and other instruments that have economic characteristics similar to such securities.”  To the extent derivatives are included in the 80% basket, please confirm supplementally they will be valued at a mark-to-market basis for purposes of satisfying the 80% test.

	Response:	The Registrant confirms that the Fund will use the market value of any derivatives held by the Fund for purposes of complying with the 80% “names rule” test.

6.	Comment:
In the “Principal Investment Strategies” section of the prospectus, the disclosure states that the “Underlying Index includes common stocks of large- and mid-capitalization companies from 23 developed market countries, including the U.S.”  Please disclose generally where these 23 countries are located (e.g., Europe, North America, etc.).  Also, please consider including a list of all 23 countries in the Statement of Additional Information (“SAI”).

Response:
The list of countries included in the Underlying Index as of a particular date will be included in the SAI.  However, because the Underlying Index includes countries from all regions that MSCI classifies as developed markets (Asia, Europe, Middle East, and North America), the Registrant believes it is not necessary to specify those regions.

7.	Comment:
In the “Principal Investment Strategies” section of the prospectus, please expand on what it means to be excluded from the Underlying Index (i.e., provide some kind of indication as to what the thresholds are for exclusion).

Response:
The Registrant will revise the principal strategy disclosure included in the Item 9 section of the prospectus to include the following additional details on companies that are excluded from the Underlying Index:

Companies are then excluded from the Underlying Index if: (1) they are classified as “zero tolerance” companies, meaning they have any tie to controversial weapons; (2) they are classified as “minimal tolerance” companies, meaning they are manufacturers or producers, as determined by MSCI, of civilian firearms, nuclear weapons, or tobacco, or, with respect to civilian firearms and tobacco, derive 5% or more of their revenues from certain activities, such as distribution or production, of such products; or (3) they are classified as “low tolerance” companies (or not otherwise classified), meaning their revenues from alcohol, adult entertainment, conventional weapons, gambling, genetically modified organisms, nuclear power, or thermal coal exceed the business involvement thresholds determined by MSCI (generally ranging from 5% or more to 15% or more, depending on the type of activity, except for thermal coal, for which companies must generally derive 30% or more of their revenues from such activities).

8.	Comment:	Please clarify whether the Fund relies exclusively on MSCI’s ESG screens with respect to every investment it makes or only for those counted towards its 80% policy.

Response:
The Fund will rely on MSCI’s ESG screens only with respect to securities included in the Underlying Index. The Fund generally expects, under normal market conditions, that out-of-index investments will be comprised of cash and/or derivatives.  While any derivatives used will not be screened for ESG purposes, the Fund intends to use derivatives (primarily futures contracts) as a principal strategy to gain exposure to equity securities represented in the Underlying Index, which are screened by MSCI.

9.	Comment:
If a constituent is involved in a serious controversy that is identified immediately after a reconstitution, could that constituent stay in the Underlying Index for the entire year?  If the answer is yes, please disclose that as part of the risk factors.

Response:
Constituents must maintain a specific ESG Controversy Score at each quarterly rebalance to remain in the Underlying Index.  More specifically, the disclosure in the principal strategies discussion included in the Item 9 section of the prospectus provides: “Existing constituents are required to maintain a minimum ESG Rating of “BB” and a minimum ESG Controversy Score of “1” to remain in the Underlying Index at each rebalance.  Companies whose ESG Ratings and ESG Controversy Scores drop below the requisite minimums will be removed from the Underlying Index at the next rebalance.”  Accordingly, constituents that no longer qualify for inclusion in the Underlying Index will be removed on a quarterly basis.  Because the Fund will generally rebalance its portfolio in accordance with the Underlying Index, these constituents will also be removed from the Fund’s portfolio quarterly.

10.	Comment:	Please clarify whether the Fund may remain non-diversified indefinitely, particularly since the Fund attempts to track the Underlying Index through representative sampling rather than replication.

Response:
As noted in the current disclosure, the “Fund intends to be diversified in approximately the same proportion as the Underlying Index is diversified” and may become non-diversified “solely as a result of a change in relative market capitalization or index weighting of one or more constituents of the Underlying Index.”  Accordingly, it is unknown for what period of time the Fund will be diversified or non-diversified, as it will continue to maintain such status in accordance with the Underlying Index.  Because the Underlying Index includes a large number of constituents (384 as of May 29, 2020) and the Fund’s sampling methodology generally excludes smaller positions within the Underlying Index (particularly where it’s not practical or cost effective to invest in such securities), the Registrant does not believe that the Fund will be non-diversified indefinitely in seeking to track the Underlying Index.

11.	Comment:
If the Fund intends to rely on the no-action letter issued to Stradley Ronon Stevens & Young, LLP on June 24, 2019 (the “Stradley Letter”) with respect to diversification, please confirm supplementally that the Fund will continue to track a broad-based index.

	Response:	The Registrant confirms that to the extent the Fund is relying on the Stradley Letter, the Fund will continue to track a broad-based index as described in the Stradley Letter.

12.	Comment:
Please confirm that shareholders received or will receive notice of the change to the Fund’s diversification policy as a result of converting the Fund to an index-based fund and relying on the Stradley Letter.

Response:
The Registrant confirms that notice was provided to shareholders on or about April 23, 2020.  This notice was also filed with the SEC via EDGAR on April 23, 2020 pursuant to Rule 497 (Accession No. 0001137439-20-000200).

13.	Comment:	Is the Underlying Index currently concentrated in any particular sectors? If so, please identify those sectors and add specific risk disclosures tailored to those particular sectors to the prospectus.

	Response:	As of May 29, 2020, no sector accounted for greater than 25% of the total weight of the Underlying Index.

14.	Comment:
Significant market events have occurred as a result of the COVID-19 pandemic since filing the Amendment.  Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these risks may affect the Fund and its investments.  If the Registrant believes no additional disclosure is warranted, please supplementally explain why.

Response:
Prior to filing the Amendment, the Registrant updated its Item 4 and Item 9 principal risk disclosures to incorporate pandemic-related risks, and has also added SAI disclosure regarding the risks of widespread disease, pandemics and natural disasters.

15.	Comment:
Please tailor “Derivatives Risk” to focus on the risks related to futures contracts, specifically index futures, since those are the derivatives identified as principal investments in the Fund’s prospectus.

	Response:	A risk specific to futures contracts will be added to the prospectus.

16.	Comment:	Since the Fund is using a representative sampling approach to track the Underlying Index instead of replicating, please add management risk as a principal risk of investing in the Fund.

	Response:	The prospectus includes “Sampling Risk,” which is tailored specifically to the risks of utilizing a representative sampling approach to track an underlying index.

17.	Comment:	Please clarify in the disclosure how the Fund may invest the portion of its portfolio that is not invested in the Underlying Index (i.e., the 20% basket). Will those securities also have an ESG focus?

Response:
As noted in response to Comment 8, the Fund generally expects, under normal market conditions, that out-of-index investments will be comprised of cash and/or derivatives.  While derivatives are not directly screened for ESG purposes, they are intended to gain exposure to Underlying Index securities, which are screened by MSCI.  However, to clarify that derivatives are not screened for ESG purposes, the Fund will add the following disclosure to the prospectus: “These investments are not subject to the ESG considerations discussed above.”

18.	Comment:
The disclosure on pages 6-7 of the prospectus suggests that the adviser may purchase securities not contained in the Underlying Index that the adviser believes are appropriate to substitute for securities in the Underlying Index.  Please describe what criteria the adviser will use to screen such securities.  Also, will the adviser conduct its own due diligence or rely on a third party?

Response:
While the Fund retains the flexibility to purchase securities not contained in the Underlying Index, which would therefore not be screened by MSCI and would instead rely upon the adviser’s own due diligence, the Fund generally expects that, under normal market conditions, investments not screened by MSCI would consist of cash and/or derivatives, as described in response to Comment 8.  In addition, the Registrant does not believe any additional disclosure is necessary to clarify what criteria is used to select any out-of-index securities, as the existing disclosure provides that the Fund may purchase securities not contained in the Underlying Index “that the Adviser believes are appropriate to substitute for certain securities in the Underlying Index.”

19.	Comment:
Clarify whether the futures contracts that are identified in the principal strategies will trade on a centralized exchange or if they are the types of “certain derivatives” referred to in the first sentence of “Counterparty Risk.”

	Response:	The futures disclosure will be revised to refer to exchange-traded futures contracts.

20.	Comment:
The Fund should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies or, alternatively, the Fund should explain in correspondence with the staff why it believes such disclosure is not required.

Response:
The Registrant notes that the Fund intends to vote proxies consistent with the adviser’s standard proxy voting policy, which considers a number of factors when evaluating ESG shareholder proposals, and therefore, no additional disclosure is required.

*                *                 *                *

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (212) 323-5086 or Joel Corriero at (215) 564-8528.

Sincerely,

/s/ Emily Ast
Emily Ast
Senior Counsel

cc:	Taylor V. Edwards, Esq. Mena Larmour, Esq. Joel D. Corriero, Esq.

APPENDIX A

Shareholder Fees (fees paid directly from your investment)
Class:	A	C	R	Y	R5	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None[1]	1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class:	A	C	R	Y	R5	R6
Management Fees[2]	0.14%	0.14%	0.14%	0.14%	0.14%	0.14%
Distribution and/or Service (12b-1) Fees	0.25	1.00	0.50	None	None	None
Other Expenses[2]	2.61	2.61	2.61	2.61	2.24	2.20
Total Annual Fund Operating Expenses	3.00	3.75	3.25	2.75	2.38	2.34
Fee Waiver and/or Expense Reimbursement[3]	2.56	2.56	2.56	2.56	2.19	2.15
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.44	1.19	0.69	0.19	0.19	0.19
1	A contingent deferred sales charge may apply in some cases. See “Shareholder Account Information-Contingent Deferred Sales Charges (CDSCs).”
2	“Management Fees” and “Other Expenses” have been restated to reflect current fees.
3
Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding Acquired Fund Fees and Expenses and certain items discussed in the SAI) of Class A, Class C, Class R, Class Y, Class R5 and Class R6 shares to 0.44%, 1.19%, 0.69%, 0.19%, 0.19% and 0.19%, respectively, of the Fund's average daily net assets (the “expense limits”). Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2021. During their terms, the fee waiver agreement cannot be terminated or amended to increase the expense limits without approval of the Board of Trustees.

Example. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example does not include commissions and/or other forms of compensation that investors may pay on transactions in Class Y and Class R6 shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in the first year and the Total Annual Fund Operating Expenses thereafter.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
	1 Year	3 Years	5 Years	10 Years
Class A	$593	$1,197	$1,827	$3,513
Class C	$221	$ 910	$1,718	$3,828
Class R	$ 70	$ 760	$1,475	$3,373
Class Y	$ 19	$ 609	$1,225	$2,892
Class R5	$ 19	$ 532	$1,071	$2,547
Class R6	$ 19	$ 523	$1,054	$2,509
You would pay the following expenses if you did not redeem your shares:
	1 Year	3 Years	5 Years	10 Years
Class A	$593	$1,197	$1,827	$3,513
Class C	$121	$ 910	$1,718	$3,828
Class R	$ 70	$ 760	$1,475	$3,373
Class Y	$ 19	$ 609	$1,225	$2,892
Class R5	$ 19	$ 532	$1,071	$2,547
Class R6	$ 19	$ 523	$1,054	$2,509